SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

## ASSETS

| | | |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 4,614,938 |
| Accounts receivable | | 2,550,000 |
| Organizational costs (net of accumulated amortization of $59,510) | | 52,070 |
| Other assets | | 6,874 |
| TOTAL ASSETS | $ | 7,223,882 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Due to Parent | $ | 4,068,921 |
| Accounts payable and accrued expenses | | 58,071 |
| TOTAL LIABILITIES | | 4,126,992 |
| MEMBER'S EQUITY | | 3,096,890 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 7,223,882 |

The accompanying notes are an integral part of these financial statements.